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                                                                    Exhibit 99.3

JEROME T. OSBORNE

Offices at:  Corner Rtes 20 & 306              Residence: 8466 Esther Street
             P.O. Box 658                                 Mentor, Ohio 44060
             Mentor, Ohio 44061-0658                      (216) 255-2231
             (440) 942-7000

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                                October 10, 2003

GLB Bancorp, Inc.
7001 Center Street
Mentor, Ohio 44060
Attention:  Board of Directors

Re: Proposal For Cash Merger Between GLB Bancorp, Inc. and an Acquisition Entity to be formed by Jerome Osborne

Gentlemen:

         As stated in my letters dated September 12 and September 23, 2003,1 believe that many of the shareholders of GLB Bancorp, Inc. ("GLB" or the "Company"), like me, would like the Company to remain an independent financial institution, serving the Lake County community. I also believe that the inadequate merger offer by Sky Financial Group, Inc. ("Sky") has caused many GLB shareholders to understand that the pre-announcement trading prices of GLB shares did not adequately reflect the value of their investment. I appreciate the time that the Board of Directors and their advisors have spent with me and my advisors regarding my September 23 offer. I have considered your request to modify my offer, and to that effect, I am making a proposal to the GLB Board of Directors to acquire GLB through a cash merger transaction.

Pursuant to the terms of the transaction, an acquisition entity, which I will form and own ("Acquisition"), will be merged with and into GLB. Upon consummation of the merger, I would own all of the issued and outstanding shares of the surviving entity and each GLB common shareholder would be paid $20.20 per share. Outstanding options to purchase GLB common shares would be cancelled and holders of outstanding options would be paid $20.20 per share subject to the option less the exercise price per share stated the option. The aggregate cash payment to shareholders (excluding my shares) and option holders in the merger would be approximately $43,400,000.

         In order to complete the transaction, shortly following the execution of an agreement in principle, I will be prepared to make, and/or cause Acquisition to make, all regulatory filings, including bank and securities filing, necessary to promptly consummate the transaction. I understand that this transaction will also require shareholder approval and believe that the process can be completed expeditiously and to the benefit of all shareholders.


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         I believe that this offer addresses all of the concerns of the Board of
Directors express in our negotiations since September 23, 2003. I look forward to completing the transaction expeditiously for the benefit of all GLB shareholders.

                              Very Truly Yours,

                              /s/ Jerome T. Osborne
                              Jerome T. Osborne